UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	Annual Report Pursuant to Section 15 (d) of the Securities Exchange Act of 1934

(Fee required)

For the fiscal year ended March 31, 2004

or

☐	Transitional report pursuant to Section 15 (d) of the Securities Exchange Act of 1934

(Fee required)

For the transition period from                      to                     .

Commission File No. 0-16116

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

IMPCO Investment and Tax Savings Plan c/o

Impco Technologies, Inc.

(formerly AirSensors, Inc.)

16804 Gridley Place

Cerritos, CA 90703

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Impco Technologies, Inc.

(formerly AirSensors, Inc.)

16804 Gridley Place

Cerritos, CA 90703

Financial Statements Filed as Part of This Report:

SIGNATURES

The Plan. Pursuant to the requirement of the Securities Exchange Act of 1934, the Administrative Committee of the IMPCO Investment and Tax Savings Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

September 27, 2004

IMPCO INVESTMENT AND TAX SAVINGS PLAN

By:	/s/ KELLY NILA
Kelly Nila Plan Administrator

Index to Exhibits

Exhibit No.

23.1	Consent of BDO Seidman, LLP, Independent Registered Public Accounting Firm

23.2	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

IMPCO Technologies, Inc. as

Plan Administrator of

The IMPCO Investment and Tax Savings Plan

We have audited the accompanying statement of net asset available for plan benefits of IMPCO Investment and Tax Savings Plan (the Plan) as of March 31, 2004, and the related statement of changes in net assets available for plan benefits for the year then ended. These financial statements and the supplemental schedule referred to below are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of March 31, 2004, and the changes in net assets available for plan benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of March 31, 2004 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Los Angeles, California September 23, 2004	/s/ BDO Seidman, LLP

Report of Independent Registered Public Accounting Firm

IMPCO Technologies, Inc. as

Plan Administrator of

The IMPCO Investment and Tax Savings Plan

We have audited the accompanying statement of net assets available for plan benefits of IMPCO Investment and Tax Savings Plan (the ‘Plan’) as of March 31, 2003 and the related statement of changes in net assets available for plan benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan at March 31, 2003 and the changes in net assets available for plan benefits for the year then ended, in conformity with U.S. generally accepted accounting principles.

Los Angeles, California September 16, 2003	/s/ Ernst & Young LLP

IMPCO Investment and Tax Savings Plan

Statements of Net Assets Available for Plan Benefits

As of March 31, 2004 and 2003

	2004	2003
Assets
Investments, at fair value:
Interest bearing cash	$1,106,157	$1,231,242
Mutual funds	5,614,337	3,872,543
Common collective fund	129,537	7,934
IMPCO Technologies, Inc. common stock	313,110	118,995
Quantum Fuel Systems, Inc. common stock	—	36,934
Participant Loans	340,527	317,661

Net assets available for plan benefits	$7,503,668	$5,585,309

See accompanying notes to financial statements.

IMPCO Investment and Tax Savings Plan

Statements of Changes in Net Assets Available for Plan Benefits

For the Years Ended March 31, 2004 and 2003

	2004	2003
Additions to net assets attributed to:
Investment income:
Interest and dividend	$80,318	$78,373
Net appreciation in fair value of investments	1,513,519	—

Total Investment income	$1,593,837	$78,373
Contributions:
Participants	671,621	868,585
Rollovers	—	5,492
Employer, net of forfeitures	99,368	353,762
Other addition	—	119,108

Total contributions	770,989	1,346,947

Total additions	$2,364,826	$1,425,320
Deductions from net assets attributed to:
Net depreciation in fair value of investments	—	1,761,473
Benefits paid to participants	446,467	702,055
Disbursements with respect to employees’ of Quantum Fuel Systems Technologies Worldwide, Inc.	—	1,968,331

Total deductions	446,467	$4,431,859

Net increase (decrease)	1,918,359	(3,006,539)
Net assets available for plan benefits at beginning of year	5,585,309	8,591,848

Net assets available for plan benefits at end of year	$7,503,668	$5,585,309

See accompanying notes to financial statements.

IMPCO Investment and Tax Savings Plan

Notes to Financial Statements

1.	Description of the Plan

General

The IMPCO Investment and Tax Savings Plan (the Plan) is a defined contribution plan, which is qualified under Internal Revenue Service Code Section 401(k). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan was adopted July 1, 1984, amended in 1988, 1993 and 1999. In 2002, the Plan was amended to incorporate certain provisions of the General Agreement of Tariffs and Trade, the Uniform Services Employment Reemployment Right Act, the Small Business Job Protection Act, the Taxpayer Relief Act of 1997, the Internal Revenue Restructuring and Reform Act of 1998 and the Community Renewal Tax Relief Act of 2000 (collectively “GUST”) and the Economic Growth and Tax Relief Reconciliation Act of 2001 (EGTRRA). All Plan assets are held by the Plan Trustee, Putnam Fiduciary Trust Company (Putnam).

All employees of IMPCO Technologies, Inc. (the Company) employed on or before July 1, 1984, are eligible to participate in the Plan. All other employees who are at least age 21 or older are eligible to participate in the Plan.

The Board of Directors of the Company has appointed certain of its officers and employees to act as an Administrative Committee. The Administrative Committee is responsible for management and control of the operation and the administration of the Plan. Putnam has been engaged to perform certain administrative services (i.e., day-to-day record keeping of the Plan) and provide assistance to the Administrative Committee.

The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

Contributions

Employees of the Company who elect to participate in the Plan may contribute into the Plan not less than 1% nor more than 15% of compensation, as defined in the Plan, each payroll period, up to a maximum of $12,000 and $11,000 for calendar years 2003 and 2002, respectively. The Company matches 100% of the first 3% of compensation contributed by employees.

Effective July 1, 2002, all Employees who are eligible to make elective deferrals under this plan and who have attained age 50 before the close of the plan year shall be eligible to make catch-up contributions in accordance with, and subject to the limitations of Section 414 (v) of the Internal Revenue Code (IRC).

“Rollover” contributions from other qualified plans are accepted by the Plan. The Company does not match contributions of this type.

IMPCO Investment and Tax Savings Plan

Notes to Financial Statements

1.	Description of the Plan (continued)

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of (a) the Company’s contributions and (b) Plan earnings. Participant contributions and Company contributions are allocated into the separate funds based on election by the participants while Plan earnings are allocated based on the specific earnings of the separate fund. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Participants may change the current allocation among their accounts at any time through notification to Putnam. Upon reallocation, Putnam then notifies the Company of any designated changes made to a participant’s account. Participants may also change the allocation of future participant and Company contributions.

Vesting

Participants have a 100% non-forfeitable right to their “salary deferral account” and “rollover account” (i.e., participant contributions plus actual earnings thereon) upon withdrawal from the Plan. The Plan uses a graduated vesting schedule for Company contributions and related earnings as follows:

Years of Service	Vested Percentage
Less than 2 years	0%
2 years but less than 3 years	25%
3 years but less than 4 years	50%
4 years but less than 5 years	75%
5 years or more	100%

A participant must complete 1,000 hours of service during a vesting computation period for it to count as one year of service.

The participant also becomes 100% vested when he or she reaches retirement age, becomes disabled while employed by the Company, or upon death while employed by the Company.

Investment Options

Individual participants designate the way in which their contributions and employer contributions are invested and may change their investment designation at any time within several investment options offered by the Plan, including IMPCO Technologies, Inc. common stock at March 31, 2004 and 2003 and Quantum Fuel System, Inc. common stock at March 31, 2003.

IMPCO Investment and Tax Savings Plan

Notes to Financial Statements

1.	Description of the Plan (continued)

Participant Loans

Participants may borrow up to 50% of their vested account balance subject to Plan restrictions. Participants may borrow a minimum of $1,000, up to a maximum of $50,000. The loans are secured by the participants’ accounts and bear interest at a rate of Prime plus 1%. The term of participant loans may not exceed five years except under certain conditions as defined in the Plan. Principal and interest are paid ratably through monthly payroll deductions. Loans are repayable through payroll deduction, loan terms are limited to a maximum of 5 years or generally up to 15 years for the purchase of a primary residence. The interest rate on participant loans at March 31, 2004 and 2003 ranged from 5% to 8.95%.

Payment of Benefits

Upon termination of service, participants are entitled to receive a distribution of the vested portion of their accounts. Upon retirement, participants shall receive a distribution of the entire vested value of their accounts. Benefits may also be accessed in the event of disability or death.

Forfeitures – Forfeitures of non-vested Plan assets are used to reduce the Company’s contributions. Total forfeited non-vested accounts totaled $203,240 and $50,442 at March 31, 2004 and 2003 respectively, and will be used to reduce future employer contributions. Employer contributions were reduced by forfeited non-vested accounts totaled $177,623 and $0 for the years ended March 31, 2004 and 2003, respectively.

Summary of Significant Accounting Policies

Basis of Accounting – The financial statements of the Plan are prepared under the accrual basis of accounting. Benefits are reported when paid.

Valuation of Investments and Income Recognition

The Plan’s investments are stated at fair value or estimated fair value. Investments in mutual funds are valued at quoted market prices. Investments in the common collective fund are valued at net asset value of shares held by the Plan at the year-end. Impco Technologies Inc. common stock and Quantum Fuel Systems, Inc. are valued at its quoted market price. Participant loans are valued at cost, which approximates fair value. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Net Appreciation (Depreciation) in Fair Value of Investments

Realized and unrealized appreciation (depreciation) in the fair value of investments is based on the difference between the fair value of the assets at the beginning of the year, or at the time of purchase for assets purchased during the year, and the related fair value on the day investments are sold with respect to realized appreciation (depreciation), or on the last day of the year for unrealized appreciation (depreciation).

Risks and Uncertainties

The Plan’s investment in Impco Technologies, Inc. common stock amounted to $313,110 and $118,995 as of March 31, 2004 and 2003 respectively. Such investments represented approximately 4.2% and 2.1% of the Plan’s total assets as of March 31, 2004 and 2003, respectively. The Plan did not hold any investment in Quantum Fuel Systems, Inc. common stock as of March 31, 2004. As of March 31, 2003, the Plan’s investment was $36,934 or 0.6%. See Note 7 for additional information regarding the Quantum Fuel Systems, Inc. common stock.

Effective March 31, 2004 participants are no longer able to contribute into Impco Technologies, Inc. common stock.

The Plan provides for various funds that hold investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risk. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risk in the newer term would materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Plan Benefits and the Statements of Changes in the Net Assets Available for Plan Benefits.

The Plan participates in various investment options that comprise securities of foreign companies, which involve special risks and considerations not typically associated with investing in U.S. companies. These risks include devaluation of currencies, less reliable information about issuers, different securities transaction clearance and settlement practices, and possible adverse political and economic developments. Moreover, securities of many foreign companies and their markets may be less liquid and their prices more volatile than securities of comparable U. S companies.

Administrative and Contract Expenses

Administrative and contract expenses are paid by the Company.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

IMPCO Investment and Tax Savings Plan

Notes to Financial Statements

3.	Investments

The fair market value of individual investments that represent 5% or more of the Plan’s net assets as of March 31, 2004 and 2003 is as follows:

	2004	2003
Investments at Fair Value as Determined by Quoted Market prices:
Putnam Investors Fund	$1,050,138	$772,031
Putnam Asset Allocation Fund - Balanced	779,534	616,237
Putnam International Growth Fund	545,703	394,914
Putnam Money Market Fund	1,106,157	1,231,242
Putnam Equity Income Fund	973,238	557,575
Putnam American Government Income Fund	519,755	447,852
Putnam Discovery Growth Fund	868,918	598,919
Other	1,190,161	640,944

	7,033,604	5,259,714
Investments at Estimated Fair Value:
Other	470,064	325,595

Total Investments	$7,503,668	$5,585,309

During the years ended March 31, 2004 and 2003, the Plan’s investments (including investments purchased and sold as well as held during the year) appreciated (depreciated) in value by $1,513,519 and $(1,761,473), respectively, as follows:

	2004	2003
Investments at Fair values determined by quoted market prices:
Mutual funds	$1,185,534	$(1,326,799)
IMPCO Technologies, Inc. common stock	251,113	(406,268)
Quantum Fuel Systems Technologies Worldwide Inc. common stock	62,160	(26,593)
Common collective fund	14,712	(1,813)

Net appreciation (depreciation) in fair value	$1,513,519	$(1,761,473)

4.	Income Tax Status

The Plan has received an opinion letter from the Internal Revenue Service dated August 9, 2002, stating that the written form of the underlying prototype plan document is qualified under Section 401(a) of the Internal Revenue Code (the Code), and that any employer adopting this form of the prototype plan will be considered to have a plan qualified under Section 401(a) of the Code. Therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

IMPCO Investment and Tax Savings Plan

Notes to Financial Statements

5.	Plan Termination

It is the intent of the Company to continue the Plan; however, the Company reserves the right to modify, suspend or terminate the Plan at any time subject to the provisions of the Employee Retirement Income Security Act of 1974. In the event of plan termination, the participants become 100% vested, and the amounts in each participant’s account will be distributed as soon as administratively feasible, following the date on which a distribution is requested or is otherwise payable.

6.	Party-in-Interest Transactions

Certain Plan investments are managed by Putnam. Putnam is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

7.	Disbursements with respect to Quantum Fuel System Technologies Worldwide, Inc.

The Company spun-off its Quantum Fuel System Technologies Worldwide, Inc. subsidiary (Quantum) on July 23, 2002. The Quantum employees participated in a comparable plan and, in accordance with an Employee Benefit Matter Agreement with Quantum, their assets were transferred to Quantum’s substantially similar plan upon the completion of the spin-off.

Additionally, upon the completion of spin-off, the Company distributed common stock of Quantum to stockholders of the Company based upon a distribution ratio of one share of Quantum’s stock for each share of the Company’s common stock outstanding on the record date. Accordingly, the plan holds as investment shares, shares of Quantum acquired in the distribution as of March 31, 2003. However, participants cannot purchase additional shares of Quantum. During the plan year ended March 31, 2004, participants were required to dispose of their investments in Quantum. Therefore, at March 31, 2004 the plan did not have any investments in Quantum.

8.	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for plan benefits per the financial statements to the Form 5500:

As of March 31,	2004	2003
Net assets available for plan benefits per the Form 5500	$7,484,733	$5,585,309
Amounts allocated to withdrawing participants	18,935	—

Net assets available for plan benefits per the financial statements	$7,503,668	$5,585,309

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

Year ended March 31,	2004	2003
Benefits paid to participants per the financial statements	$446,467	$702,055
Add: Amounts allocated to withdrawing participants at March 31, 2004	18,935	—
Less: Amounts allocated to withdrawing participants at March 31, 2003	—	—

Benefits paid to participants per the Form 5500	$465,402	$702,055

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to March 31 but not paid as of that date.

IMPCO Investment and Tax Savings Plan

Form 5500—Schedule H—Part IV—Line 4i—Schedule of Assets (Held at End of Year)

As of March 31, 2004

EIN: 91-103-9211

Plan Number: 001

Identity of Issue, Borrower, Lesser or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Cost**	Current Value
	Mutual Funds:
PIMCO Total Return Fund	PIMCO Total Return Fund Administrative Class (21,367.921 shares)		$233,765
*Putnam Fiduciary Trust Company	Putnam Investors Fund (92,036.605 shares)		1,050,138
	Putnam American Government Income Fund (56,495.098 shares)		519,755
	Putnam OTC & Emerging Growth Fund (25,234.468 shares)		176,389
	Putnam Discovery Growth Fund (52,725.632 shares)		868,918
	Putnam Asset Allocation Fund - Balanced (77,105.283 shares)		779,534
	Putnam Asset Allocation Fund - Conservative (35,391.385 shares)		319,584
	Putnam International Growth Fund (25,595.828 shares)		545,703
	Putnam New Value Fund (9,065.419 shares)		147,313
	Putnam Money Market Fund (1,106,157.172 shares)		1,106,157
	Putnam Equity Income Fund (60,789.366 shares)		973,238
	Common Collective Fund:
	S & P 500 funds (4,586.991 shares)		129,537
	Common Stock:
*Impco Technologies, Inc.	Common Stock (56,620.251 shares)		313,110
	Participant Loan:
*Participant Loans	Loans to participants, collateralized by vested Account balances, interest at 5.0% - 8.95% per annum, maturing through 2015		340,527

			$7,503,668

*	Indicates party-in-interest to the Plan.
**	All investments are participant directed; therefore, disclosure of cost is not required.